MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED SEPTEMBER 30, 2012

TABLE OF CONTENTS

INTRODUCTION	1

FORWARD-LOOKING STATEMENTS	1

CAUTIONARY NOTE TO U.S. INVESTORS	2

CORE BUSINESS	2

OVERVIEW AND OBJECTIVES	2

APPOINTMENT OF NEW PRESIDENT AND CHIEF EXECUTIVE OFFICER	3

CHANGES TO BOARD OF DIRECTORS	3

SHAREHOLDER RIGHTS PLAN	4

NEW YORK STOCK EXCHANGE LISTING STANDARD	4

RENVEST CREDIT FACILITY	4

DANIEL TITCOMB LITIGATION	5

RESTRUCTURING AND TURNAROUND PLAN	5

2012 ESTIMATED PRODUCTION AND CASH OPERATING COST	7

OPERATING MINES AND DEVELOPMENT PROJECTS	8

EXPLORATION	11

FINANCIAL REVIEW	12

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES	15

INCOME TAXES	18

CRITICAL ACCOUNTING ESTIMATES	18

NON-IFRS PERFORMANCE MEASURES	19

DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL CONTROL OVER FINANCIAL REPORTING	22

OUTSTANDING SHARE DATA	22

CORPORATE DIRECTORY	23

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION FOR THE QUARTER ENDED SEPTEMBER 30, 2012

All figures are in U.S. dollars unless otherwise indicated.

INTRODUCTION

The following discussion and analysis of operating results and financial condition of Jaguar Mining Inc. (“Jaguar” or the “Company”) contained in this Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company and the notes thereto for the quarter ended September 30, 2012, and with the annual audited consolidated financial statements and the notes thereto of the Company for the years ended 2011 and 2010. The condensed interim consolidated financial statements for the quarter ended September 30, 2012, are prepared in accordance with IAS 34 under International Financial Reporting Standards (“IFRS”). The Company reports its financial statements in U.S. dollars (“US$”), however a significant portion of the Company’s expenses are incurred in either Canadian dollars (“Cdn.$”) or Brazilian reais (“R$”).

The discussion and analysis contained in this MD&A are as of November 8, 2012.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute “Forward-Looking Statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. These Forward-Looking Statements include, but are not limited to, statements concerning the Company’s future objectives, measured and indicated resources, proven and probable reserves, their average grade, the commencement period of production, cash operating costs per ounce and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves. Forward-Looking Statements can be identified by the use of words such as, “are expected”, “is forecast”, “is targeted”, “approximately” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project delays and cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of civil insurrection, labor strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company’s views as of the date of this MD&A. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion, other than as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s Forward-Looking Statements, see the “CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS” and “RISK FACTORS” in the Company’s Annual Information Form for the year ended December 31, 2011, filed on SEDAR and available at www.sedar.com, and its filings, including the Company’s Annual Report on Form 40-F for the year ended December 31, 2011, filed with the U.S. Securities and Exchange Commission, which are available on EDGAR at www.sec.gov. Further information about the Company is available on its corporate website www.jaguarmining.com.

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CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED AND MEASURED AND INDICATED RESOURCES

This document includes the terms “inferred resources” and “measured and indicated resources”. The Company advises U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into proven or probable reserves.

“Inferred resources” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

CORE BUSINESS

Jaguar is an Ontario governed gold producer engaged in the acquisition, exploration, development and operation of gold producing properties in Brazil. The Company controls 27,357 hectares in the Iron Quadrangle mining district of Brazil, a prolific greenstone belt located near the city of Belo Horizonte in the State of Minas Gerais, where the Company owns operating assets. In addition, Jaguar holds mineral concessions totaling 141,525 hectares in the State of Maranhão, where the Company owns the Gurupi Project and 41,578 hectares in the State of Ceará, where the Company’s Pedra Branca Project is located. The Company may consider the acquisition, exploration, development and operation of other gold properties, primarily in Brazil.

Jaguar was formed in 2002. In 2004, the Company constructed and began operations of a small open-pit mine, the Sabará operation. Sabará provided initial cash flow to enable Jaguar to develop its first underground mining operation, Turmalina, where construction of a processing facility was completed in 2006. In 2007, the Company completed the construction of its second underground mining operation and processing facility, Paciência. Since 2007, Jaguar has developed four additional underground mines and completed construction of its third integrated processing facility, the Caeté Plant, which was commissioned in May 2010.

As of September 30, 2012, the Company was producing gold at its Turmalina and Caeté operations. The Company’s Paciência operation was placed on temporary care and maintenance when the Company announced the Restructuring and Turnaround Plan on May 8, 2012. Significant potential expansion includes the Company’s Gurupi Project, an open-pit gold mining operation in the state of Maranhão in Northern Brazil.

Most of Jaguar’s senior management team is headquartered in the city of Belo Horizonte, close to the Company’s operating assets. The proximity of senior management to the operations allows for significant operating flexibility and oversight. The Company has also consolidated its corporate management, engineering, exploration, supply and logistics teams into the same central office in Belo Horizonte. As of September 30, 2012, the Company had 1,420 employees, 1,416 of whom are based in Brazil.

Jaguar’s common shares are listed on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol “JAG”.

OVERVIEW AND OBJECTIVES

Since its founding, Jaguar has acquired and developed a number of mining operations in Brazil. Gold production increased from zero in 2002 to 155,764 ounces in 2011. Through acquisitions and subsequent exploration, the Company increased its total measured and indicated gold mineral resources from zero in 2002 to 6.54 million ounces in 2011. Based on further drilling activity, primarily at Gurupi, the Company's total estimated ounces of measured and indicated gold mineral resources has increased to 7.54 million contained in 177.02 million tonnes of material at an average grade of 1.33 grams per tonne, and 1.30 million ounces of inferred gold mineral resources contained in 17.62 million tonnes of material at an average grade of 2.29 grams per tonne.

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At its Southern operations in Minas Gerais, the Company has an estimated 4.02 million ounces of measured and indicated gold mineral resources contained in 34.38 million tonnes of material at an average grade of 3.64 grams per tonne, and 1.13 million ounces of inferred gold mineral resources contained in 9.90 million tonnes of material at an average grade of 3.55 grams per tonne. Estimated proven and probable reserves, which are included in the above mentioned measured and indicated mineral resources, total 1.70 million ounces of gold contained in 17.46 million tonnes of ore at an average grade of 3.03 grams per tonne.

At its Gurupi Project in the Northern Brazilian state of Maranhão, the Company has estimated measured and indicated mineral resources of 3.24 million ounces of gold. This amount is based on analysis of recent drilling results, stated at a cutoff grade of 0.33 grams of gold per tonne. The mineral resources include 35.65 million tonnes of measured mineral resources at 0.86 grams per tonne and 75.02 million tonnes of indicated mineral resources at 0.93 grams per tonne. The resource pit optimization is based on an assumed gold price of $1,500 per ounce, metallurgical recovery of 85.3%, processing and G&A costs of $8.60 per tonne processed and mining costs of $1.17 per tonne for Cipoeiro and $1.50 per tonne for Chega Tudo. The cutoff grade calculated from these parameters is 0.21 grams per tonne of gold. Measured and indicated mineral resources at this cutoff grade are 3.52 million ounces of gold contained in 142.64 million tonnes of material at 0.77 grams per tonne. Estimated probable reserves, which were reported in January of 2011, will be under revision through an updated feasibility study.

On April 24, 2012, Jaguar executed an amendment to the 2007 earn-in agreement with Xstrata plc (“Xstrata”) to acquire the remaining 40% interest in the Pedra Branca Project. The Project, which was previously jointly owned by Jaguar and Xstrata on a 60/40 basis, is now 100% owned by Jaguar.

Most of Jaguar’s primary ore bodies and development targets remain open at depth and along strike. Through its brownfield exploration programs, the Company has the potential to continue to add gold resources to its mineral inventory at its operations in Minas Gerais and at the Gurupi Project.

The Company’s objective is to enhance shareholder value by acquiring, building, operating and expanding cost-effective gold mines, by adding mineral resources and ore reserves to its existing mineral inventory and by pursuing transactions that are expected to support its growth targets.

APPOINTMENT OF NEW PRESIDENT AND CHIEF EXECUTIVE OFFICER

On September 10, 2012, Jaguar announced the appointment of Mr. David M. Petroff as the new President and Chief Executive Officer of the Company. Mr. Petroff also joined the Company’s Board of Directors (the “Board”).

Mr. Petroff has nearly 30 years of experience in the mining industry. Most recently, he was the President and Chief Executive Officer of Breakwater Resources Ltd. from November 2009 until it was acquired by Nyrstar Canada in August 2011. For nearly 25 years prior to that, he held senior management positions with Centerra Gold Inc., Cameco Corporation and Denison Mines Limited. Mr. Petroff received a Bachelor of Mathematics degree from the University of Waterloo in 1978 and a Master of Business Administration degree (finance concentration) from the Schulich School of Business, York University in 1980.

With the appointment of Mr. Petroff as the President and Chief Executive Officer, Mr. John Andrews stepped down from the role of interim Chief Executive Officer.

CHANGES TO BOARD OF DIRECTORS

On September 27, 2012, the Company announced the appointment of Messrs. Frederick Hermann and Luis Ricardo Miraglia to its Board. The term of their appointment is until the next Annual General Meeting of the Company at which time they will stand for election by the shareholders.

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Mr. Hermann has 30 years of mining industry experience, most recently as Chief Operating Officer for Breakwater Resources Ltd. and previously as the Chief Inspector of Mines for British Columbia. His areas of expertise include Health and Safety, Environment, Productivity Improvement, Risk Management and Mitigation, and Crisis Management. Mr. Hermann holds a B.A. in Economics from the University of Calgary and Bachelor of Science and Master of Science degrees in Mining Engineering from the South Dakota School of Mines and Technology.

Mr. Miraglia is a native of Minas Gerais, Brazil with 18 years of experience in legal practice specializing in corporate law, mergers and acquisitions, project finance, infrastructure projects and mining. He holds a degree (JD equivalent) from the Universidade Federal de Minas Gerais in Belo Horizonte, Brazil and a Master of Laws degree from the University of Chicago Law School.

The appointment of Mr. Hermann and Mr. Miraglia coincided with the departure of Mr. Gary German and Mr. John Andrews whose resignations, which were tendered on June 29, 2012, following Jaguar’s Annual General Meeting, were accepted by the Board. Mr. Gil Clausen, who similarly offered to tender his resignation on June 29, 2012, will remain on the Board based on the recommendation of the Governance Committee. It is the view of the Governance Committee that retaining Mr. Clausen is in the best interest of the Company largely due to the extensive mining and financial experience he possesses and diligently brings to bear on behalf of Jaguar.

Mr. German was instrumental in taking the Company public in 2002 and has been on the Board since 2003, serving as Chairman from 2003 to 2012. Following the initial public offering, Mr. German provided important leadership that led to the ensuing years of remarkable growth in mining assets and production.

Mr. Andrews joined the Board in 2011 and his leadership and management expertise were critical to developing the plans now being implemented to improve Jaguar’s productivity, costs and cash flow. The Board expressed great appreciation for his dedicated efforts and accomplishments as interim Chief Executive Officer, a position he held from May to September of 2012. Special care and attention has been taken over the past several weeks to ensure a continuation of the operational transition that Mr. Andrews initiated and a smooth transition from his leadership to that of the new management team.

SHAREHOLDER RIGHTS PLAN

The limited duration Shareholder Rights Plan adopted by the Board on March 31, 2012, expired on July 19, 2012.

NEW YORK STOCK EXCHANGE LISTING STANDARD

On August 3, 2012, Jaguar announced that the NYSE had notified the Company that the closing price of its common shares on the NYSE over the past 30 days was less than $1.00. The NYSE's continued listing standards require that the average closing price of a listed company’s common shares be above $1.00 per share over a consecutive 30 trading-day period. As of July 31, 2012, the date of the NYSE notice, the 30 trading-day average closing price of Jaguar’s common shares on the NYSE was $0.94 per share. Under the NYSE’s rules, Jaguar had a period of six months to bring its share price and 30 trading-day average share price back above $1.00. During this period, Jaguar’s common shares would continue to be listed and traded on the NYSE, subject to compliance with all other NYSE continued listing requirements.

On October 2, 2012, Jaguar received notification from the NYSE that as of the market close on September 28, 2012, the Company was once again in full compliance with the minimum price continued listing standard. As of the market close on September 28, 2012, Jaguar’s share price was $1.20 and the average closing price over the previous 30 trading days was $1.16.

RENVEST CREDIT FACILITY

On October 29, 2012, Jaguar announced that it had arranged a $30 million standby credit facility (“the Facility”) with Renvest Mercantile Bancorp Inc. (“Renvest”) through its Global Resource Fund. The Facility is expected to close on or before November 28, 2012, subject to completion of requisite due diligence by Renvest and the finalization of the required loan documentation. Upon closing, Jaguar will draw down $5 million from the Facility (“the Initial Drawdown”).

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Interest will be applied to the outstanding balance of all amounts drawn down from the Facility at a fixed rate of eleven percent (11%) per annum, payable monthly in arrears. In consideration for the Facility, Renvest will be paid a standby set-up fee as follows:

1.	$50,000, being 1% of the value of the Initial Drawdown, payable in cash on the closing date (concurrently with the Initial Drawdown);
2.	$250,000, being 1% of the value of the Facility less the Initial Drawdown (i.e. 1% of $25 million) on the earlier of (i) the date upon which security over title to Jaguar’s properties is registered and delivered to the Lender, or (ii) December 28, 2012; and
3.	450,000 common shares of Jaguar, payable on the closing date.

In addition, after the closing date, Jaguar will pay Renvest a monthly stand-by fee in cash, equal to 0.2% of the undrawn balance of the Facility, until the Facility is terminated, fully drawn down, or has expired.

Jaguar will be permitted, in one or more drawdowns, to draw down the balance of the Facility for a period of 12 months from the Closing Date. All drawdowns from the Facility will be fully due and payable 18 months following the Closing Date.

Jaguar will pay Renvest a drawdown fee on all drawdowns (i.e. the Initial Drawdown and all subsequent drawdowns) on the date of the respective drawdown equal to:

1.	2% of the amount of the respective drawdown payable in cash; and
2.	A number of common shares of Jaguar equal to 2% of the amount of the respective drawdown.

Jaguar will use the proceeds from any drawdown for working capital related to its Turmalina, Paciência or Caeté mining projects in Brazil.

DANIEL TITCOMB LITIGATION

On June 28, 2012, the Company announced that Mr. Daniel Titcomb had filed a lawsuit in the Merrimack Superior Court in the State of New Hampshire (the “NH Superior Court”) against the Company and three of its directors in connection with the termination of his employment as the President and Chief Executive Officer of the Company. Mr. Titcomb filed the lawsuit on March 27, 2012, but did not serve the lawsuit on the Company or any of the directors at such time. On June 6, 2012, Mr. Titcomb filed a motion to extend the time for service of the lawsuit. The Company learned of the lawsuit in late June 2012 when it received a notice from the NH Superior Court advising the Company that it granted the motion to extend service. On September 7, 2012, the NH Superior Court accepted the application filed by Mr. Titcomb on September 6, 2012 to voluntarily withdraw the lawsuit.

RESTRUCTURING AND TURNAROUND PLAN

On May 8, 2012, Jaguar announced the implementation of a comprehensive restructuring and turnaround plan (the “Plan”) to improve costs and efficiency at its operations in the State of Minas Gerais, Brazil. The Plan incorporates objectives and initiatives identified by management and a number of expert industry consultants who have been retained to assist with operational and cost improvements. Highlights of the Plan include:

•	Placing Paciência operations on temporary care and maintenance pending on underground delineation drilling and mine development.

•	Reducing cost and improving productivity (operational adjustment program) at the Turmalina and Caeté operations:

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-	Focusing on safety to reduce the Company’s Lost Time Incident Rate;
-	Instituting a ground control remediation plan to create a safer and more productive mining environment;
-	Employing properly sized, cross section headings and excavations using correctly sized equipment at Caeté and Turmalina to reduce dilution;
-	Increasing delineation drilling and advancing development; and
-	Utilizing a zero-based evaluation of manpower levels in all aspects of the operations.

•	Targeting 40% reduction in overhead and administrative costs across the Company.

Significant progress has been made in the implementation of various elements of the Plan. Highlights of this progress include:

•	Paciência operation has been placed on care and maintenance.
•	Implementation of new ground control system has begun in all operations.
•	36% reduction in total headcount from 2,197 to 1,416, including the following:
-	14% reduction in headcount at the Turmalina operation;
-	9% reduction in headcount at the Caeté operation; and
-	25% reduction in administrative and support staff at the Belo Horizonte head office.

Early results from the cost reduction initiatives have been favorable. Consolidated cash operating cost per ounce declined by more than 24% from the first quarter 2012 to the third quarter 2012. Cash operating cost per ounce at Turmalina and Caeté declined by 26% and 15%, respectively from the first quarter 2012 to the third quarter 2012.

The Company expects to continue implementation of the Plan through the end of 2013. Key activities will include continued focus on safety, further optimization of the workforce and manpower levels, completing the conversion to properly scaled mining methodology and continued emphasis on advanced development and definition drilling. The Company believes the successful implementation of these programs will enable it to further reduce cash operating cost per ounce and deliver positive cash flow from operations in 2013.

Paciência

On August 9, 2012, the Company announced that it had completed the transition of the Paciência operation to care and maintenance. Total manpower has been reduced from 543 to 31. The remaining personnel are handling necessary maintenance functions.

The Paciência operations have faced significant and increasing challenges since inception. Recent reviews determined that a complete remediation plan would best be accomplished by placing the operations on temporary care and maintenance until the necessary underground infill and extension drilling, engineering design and structural changes have been implemented in the mines.

The remediation plans for Paciência will include a comprehensive underground drilling and development program to delineate and prepare reserves for mining. Additionally, the mining configuration will be changed to suit the narrow vein nature of the resource by introducing sized equipment for smaller and flat back parallelogram development headings, reduced stope dimensions and building the developed reserve inventory prior to restarting the plant. Implementation of the plan is expected to result in improved productivity per ounce, reduced mining dilution, reliable and predictable production forecasts, and significant reductions in cash costs per ounce when the mines return to production.

The Company has not established a timeframe to complete the Paciência remediation plans and restart production.

Turmalina and Caeté

Operational reviews at Turmalina and Caeté have determined that operational overhead can be reduced and productivity improved without impacting long-term production capability. Whenever appropriate, depending on the particular ore body geometries, Turmalina and Caeté are transitioning to smaller ore and waste development headings, reduced stope dimensions and improved mechanized ground control methodologies. These actions are expected to improve head grade predictability and reduce ore dilution. These changes are being implemented concurrently with continuing operations and are expected to reduce the cash operating cost per ounce and allow for more predictable production.

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Changes in Mining Methods

Historically, access to the Company’s ore bodies has been through 5 meter by 5 meter decline ramps, haulages, crosscuts and stope development headings to accommodate 30 tonne conventional and articulated dump trucks and matching loading equipment in the stoping horizon using a modified bench cut and fill mining technique. In places, these excavations have been prone to ground control issues, which tend to compromise excavation integrity and lead to the production of excessive quantities of development waste.

As a result of the evaluation of ground stability and control by external consultants, a comprehensive plan has been put to work based on determination of operational adjustments required to optimize excavation stability and support. Detailed analyses of root causes of ground control issues were undertaken.

Factors that determine excavation stability were identified in extensive discussions with mine and technical services staff, including the sensitivity of potentially weak planes to bending deflection, failure mechanisms in drifts and stopes, integration of rock reinforcement and surface support in drifts and stopes, effective installation of support, excavation size, shape and orientation, drilling accuracy and blasting control. Practical ground stability and control objectives were defined which included stopping undue ground displacement in good time, accurately delineating objective ore zones, using properly scaled equipment, drilling accurately and controlling blasting to avoid over-break and breaching of walls, identifying and deploying the appropriate equipment to ensure effective installation of support and installing all elements of support in a timely and efficient manner.

With the change in operating philosophy, the size of excavations in the ore will be reduced to approximately 3.0 meters by 3.5 meters and the new trapezoidal shape of the excavations will ensure that the hangingwall and footwall units will not be compromised. The Company believes these measures have the potential to reduce mining dilution by as much as 50%. Significant additional benefits are expected, including, but not limited to, reduced support costs, reduced ventilation costs, reduced development costs, reduced equipment costs and reduced milling costs on a per ounce basis.

2012 ESTIMATED PRODUCTION AND CASH OPERATING COST

Based on the operating results for the first three quarters of the year and the continuing implementation of the Restructuring and Turnaround Plan, Jaguar is revising its outlook for both production and cash operating costs in 2012.

The Company now expects 2012 gold production in the range of 100,000 to 110,000 ounces. On this new volume, cash operating costs are expected to be in the range of $1,050 to $1,150 per ounce (based on an assumed exchange rate of R$2.0 per US$1.0).

The Company is in the process of reevaluating its production and cost targets for 2013.

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OPERATING MINES AND DEVELOPMENT PROJECTS

Production and Operating Performance

The following tables set forth certain operating data for Turmalina, Paciência and Caeté for the quarter ended September 30, 2012 and 2011.

Three Months Ended September 30, 2012 Operating Data
	Ore Processed (t000)	Feed Grade (g/t)	Plant Recovery Rate (%)	Production (ounces)	Cash Operating Cost/t	Cash Operating Cost/ounce
Turmalina	115	2.70	89%	9,186	$79.60	$991
Paciência	-	-	-	-	-	-
Caeté	170	3.24	88%	13,840	76.70	945
Total	285	3.03	88%	23,026	$77.80	$963

Nine Months Ended September 30, 2012 Operating Data
	Ore Processed (t000)	Feed Grade (g/t)	Plant Recovery Rate (%)	Production (ounces)	Cash Operating Cost/t	Cash Operating Cost/ounce
Turmalina	427	2.32	90%	29,635	$79.50	$1,157
Paciência	170	2.15	90%	9,987	92.30	1,536
Caeté	485	3.12	89%	41,526	84.10	1,006
Total	1,082	2.66	89%	81,148	$83.60	$1,126

Three Months Ended September 30, 2011 Operating Data
	Ore Processed (t000)	Feed Grade (g/t)	Plant Recovery Rate (%)	Production (ounces)	Cash Operating Cost/t	Cash Operating Cost/ounce
Turmalina	179	3.11	89%	16,204	$80.50	$906
Paciência	119	2.60	91%	8,572	73.00	929
Caeté	171	3.24	88%	15,885	78.10	841
Total	469	3.03	89%	40,661	$77.70	$886

Nine Months Ended September 30, 2011 Operating Data
	Ore Processed (t000)	Feed Grade (g/t)	Plant Recovery Rate (%)	Production (ounces)	Cash Operating Cost/t	Cash Operating Cost/ounce
Turmalina	474	3.43	90%	47,931	$77.00	$821
Paciência	352	3.07	92%	32,949	65.00	683
Caeté	498	2.99	87%	41,487	72.80	879
Total	1,324	3.17	90%	122,367	$72.20	$804

During the quarter ended September 30, 2012, the Company produced a total of 23,026 ounces of gold compared to 40,661 ounces during the same period last year. The decrease in gold production for the quarter ended September 30, 2012, compared to the same period in 2011 is primarily attributable to the Company’s decision to place the Paciência operation under care and maintenance and the decrease in Turmalina’s production as explained below under Turmalina.

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The cash operating cost for the quarter ended September 30, 2012, was $963 per ounce as compared to $1,162 per ounce in the quarter ended June 30, 2012, and $886 per ounce in the quarter ended September 30, 2011.

The decrease in the Company’s cash operating cost per ounce during the quarter ended September 30, 2012, as compared to the quarter ended June 30, 2012, was attributable to Jaguar’s ongoing cost reduction program. The increase in the cash operating cost per ounce as compared to the quarter ended September 30, 2011, was attributable to lower total production which resulted in higher fixed cost absorption, together with the lower feed grade at Turmalina that increased the cost by $357 per ounce. These were partially offset by the positive impact of changes in the exchange rate that reduced the cash operating cost by $180 per ounce and lower costs for labor and equipment maintenance that reduced the cash operating cost by $104 per ounce.

Jaguar sold 23,307 ounces of gold at an average realized price of $1,648 per ounce in the quarter ended September 30, 2012, compared to 41,390 ounces of gold at an average realized price of $1,692 per ounce in the quarter ended September 30, 2011. Gold sales generated a cash operating margin of $685 per ounce for the quarter ended September 30, 2012, compared to a cash operating margin of $806 per ounce in the quarter ended September 30, 2011, and $446 per ounce in the quarter ended June 30, 2012.

Consolidated mine development totaled 4.3 kilometers for the quarter ended September 30, 2012, as compared to 6.5 kilometers for the quarter ended September 30, 2011.

Turmalina

The primary mining method utilized at the Turmalina underground mine is “cut and fill” with some sublevel stoping also being employed. Ore produced at the Turmalina Mine is transported to the adjacent 2,000 tonnes per day (“tpd”) carbon-in-pulp (“CIP”) processing plant.

During the quarter ended September 30, 2012, Turmalina produced 9,186 ounces of gold at a cash operating cost of $991 per ounce. This compared to 16,204 ounces at a cash operating cost of $906 per ounce during the quarter ended September 30, 2011, and 10,435 ounces at a cash operating cost of $1,125 per ounce in the quarter ended June 30, 2012.

The increase in Turmalina’s cash operating cost during this quarter as compared to the same period last year was mainly attributable to lower production and lower feed grade that increased the cost by $276 per ounce, partially offset by the positive impact of exchange rates which reduced the cash operating cost by $176 per ounce. The 12% decrease in cash operating cost per ounce as compared to the second quarter of 2012 is the result of the implementation of the cost reduction program announced during the second quarter of 2012.

Production was lower quarter over quarter due to instability of the hanging and footwalls created by excessively large and inadequately supported excavations in the ore horizon leading to poor ground conditions together with congestion of mining operations in the wider zone of Turmalina’s Ore Body A. These issues are being addressed by a new ground control methodology and more emphasis on development. However, during the transition to the new ground control methodology, installation of roof support and ground control measures is taking additional time to complete. As a result of the extended mining cycle times, together with the shift in emphasis to development, production is not expected to increase immediately.

Development at the Turmalina Mine totaled 2.3 kilometers during the quarter ended September 30, 2012.

Paciência

The Paciência operation continued on care and maintenance during the quarter ended September 30, 2012.

Caeté

The Caeté mining complex has two underground mines (Roça Grande and Pilar) that primarily utilize the “cut and fill” mining method as well as some “sublevel stoping” at Pilar. Ore produced from these mines is transported to the 2,200 tpd CIP processing plant adjacent to the Roça Grande Mine.

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During the quarter ended September 30, 2012, Caeté produced 13,840 ounces of gold at a cash operating cost of $945 per ounce. This compared to 15,885 ounces at a cash operating cost of $841 per ounce during the quarter ended September 30, 2011, and 13,804 ounces at a cash operating cost of $953 per ounce in the quarter ended June 30, 2012.

The increase in Caeté’s cash operating cost during this quarter as compared to the same period last year was attributable to higher expenses for internal services, mining services and mining materials that increased the cash operating cost by $275, partially offset by the positive impact of changing exchange rates that reduced the cash operating cost by $165 per ounce.

Development at the Pilar and Roça Grande mines totaled 2.0 kilometers during the quarter ended September 30, 2012.

Sabará

The Sabará operation continued on care and maintenance during the quarter ended September 30, 2012. The Company continues to evaluate the strategic alternatives for this idled operation.

Gurupi Project

Work on a revised feasibility study for the development of the Gurupi Project, which intends to incorporate recent drill results and resource estimates, is ongoing. The Board anticipates that it will make a decision on the development plan, its timing and financing plan following the receipt of that study.

While the Company has focused recent drilling and exploration on the Chega Tudo and Cipoeiro deposits, the 100% Jaguar owned Gurupi concession includes 12 additional identified targets in 34 contiguous mineral rights totaling 141,525 hectares. These additional targets have not been included in any of the Company's mineral resource estimates or feasibility studies related to the Gurupi Project to date. These targets have been identified by favorable geology, structures, old artisan mine works, soil and channel sampling anomalies and exploration drilling, and represent the potential for further increases in mineral resources at Gurupi.

Pedra Branca Project

In March 2007, Jaguar entered into an earn-in agreement with Xstrata to explore the Pedra Branca Project in the State of Ceará in Northeastern Brazil. The Pedra Branca Project currently has mineral rights to 13 exploration licenses and 15 pending applications for exploration licenses totaling 41,578 hectares covering a 38-kilometer section of a regional shear zone. The concessions are located in and around municipal areas with good infrastructure. The mineralized structures are open along the strike with potential for significant gold mineralization. During 2007 and 2008, Jaguar completed an exploration drilling program to test the continuity of the mineralization laterally and at depth. During 2009, Jaguar carried out geological reconnaissance in the concession area, trenching and soil geochemistry. In 2010, Jaguar continued with the exploration program, including extensive geological mapping, drainage and soil geochemistry, mapping of anomalous zones and trenching. During 2011, the trenching program data was thoroughly analyzed in order to prioritize previously identified target zones. Of the original 50-kilometer strike length, a stretch of 15 kilometers of the gold-bearing shear zone containing 18 relevant high potential targets was identified. Amongst the 18 mineralized zones, Mirador, Coelho, Queimadas and Igrejinha are considered high priority targets where exploratory drilling has been performed and returned results and geological data that suggest potential for gold deposits.

On April 24, 2012, Jaguar executed an amendment to the 2007 earn-in agreement with Xstrata to acquire the remaining 40% interest in the Pedra Branca Project. The Project, which was previously owned jointly by Jaguar and Xstrata on a 60/40 basis, is now 100% owned by Jaguar. In accordance with the terms of the amendment, Jaguar committed to (a) cash consideration in the amount of $400,000 to be paid in installments in the following year; (b) a Net Smelter Royalty (“NSR”) of one percent (1%) payable to Xstrata on future gold production; and (c) rights of first refusal on any Base Metal Dominant Deposit (as defined in the amendment) discovered. Upon such discovery, Xstrata may elect to form a new company owned 30% by the Company’s wholly owned subsidiary, Mineração Serras do Oeste Ltda. (“MSOL”) and 70% by Xstrata, by paying 300% of MSOL’s exploration expenditures incurred exclusively on the relevant Base Metal Dominant Area of the property.

10

EXPLORATION

Exploration activities during the quarter ended September 30, 2012, focused on interpretation of drilling results at the Gurupi Project’s Mandiocal Target and the Moita Target at the Caeté mining complex.

Mandiocal Target

The Mandiocal Target is located approximately one kilometer NW of Gurupi’s Chega Tudo deposit and represents the extension of its mineralized structure. During the quarter ended September 30, 2012, Jaguar completed infill and extensional diamond drilling carried out over a 900-meter sector of the Target. The drilling results, in addition to results obtained by drilling performed by the previous owners, confirm the deposit mineralization extend to the NW. The most significant drilling intercepts are listed below.

Mandiocal Target
Hole		From (m)	To (m)	Au (g/t)	Length (m)
	GUMD0016	51.00	68.00	1.73	17.00
	GUMD0030	41.00	56.34	2.03	15.34
	GXMP0117	36.00	56.00	1.60	20.00
	GXMP0214	47.00	72.00	1.55	25.00
		20.00	29.00	1.31	9.00
	GXMP0218	41.00	64.00	2.00	23.00
Previous		115.00	121.00	1.77	6.00
Owners	GXMP0221	45.00	58.00	1.35	13.00
	GXMP0231	36.00	48.00	1.49	12.00
	KCT268	57.80	69.70	1.63	11.90
	KCT296	97.00	122.00	2.37	25.00
	KCT299	90.25	103.00	1.38	12.75
	KCT307	144.00	168.00	0.86	24.00
	FCTU 56	103.00	114.00	0.66	11.00
	FCTU 58	22.00	36.00	0.86	14.00
	FCTU 59	17.00	24.00	2.35	7.00
		46.00	51.00	0.98	5.00
	FCTU 60	167.00	195.00	1.36	28.00
Jaguar	FCTU 61	169.00	196.00	1.98	27.00
	FCTU 62	198.00	237.00	0.98	39.00
	FCTU 63	193.00	219.00	0.89	26.00
	FCTU 65	127.00	140.00	1.76	13.00
	FCTU 66	111.00	119.00	1.08	8.00
		135.00	149.00	0.76	14.00
	FCTU 67	106.35	111.35	0.62	5.00

Note: Not all holes represent true thickness.

The mineralization remains open at depth and along the NW strike.

Moita Target

The Moita Target is located four kilometers NW of the Caeté Plant. A first-stage diamond drilling campaign comprising 1,115 meters in 16 drill holes was performed to test a 400 meters x 50 meters mineralized zone delineated by soil sampling and trenching, within hydrothermally altered metasediments hosted by a shear zone. Drilling results confirmed the SE down-plunge extension of the mineralization. The most significant drilling results are presented in the table below.

11

Moita Target
Hole	From (m)	To (m)	Au (g/t)	Length (m)
FMO 04	13.95	15.40	2.34	1.45
	0.00	2.00	1.19	2.00
FMO 08	12.90	26.75	1.69	13.85
	37.65	41.25	1.15	3.60
FMO 09	40.15	41.50	1.25	1.35
FMO 10	22.25	25.20	1.00	2.95
FMO 11	31.35	33.45	0.86	2.10
FMO 12	23.60	29.75	0.89	6.15
FMO 13	17.50	23.65	1.28	6.15
	14.50	21.40	1.44	6.90
FMO 15	25.10	33.20	1.35	8.10
	45.00	49.25	1.11	4.25
FMO 16	28.05	31.00	1.20	2.95

Note: Not all holes represent true thickness.

Additional infill drilling is planned to detail the target for a possible open-pit mine operation.

The drill results herein disclosed were reviewed by Mr. Wilson Miola, Jaguar’s Director of Engineering. Mr. Miola is a Qualified Person in accordance with NI 43-101 and amendments and additions thereto.  SGS Geosol and Acme Laboratories located in the state of Minas Gerais, Brazil, provided independent sample preparation and assay services for the Mandiocal Target, using standard industry practices.  Sample preparation and assay services for the Moita Target were provided by the Company’s in-house laboratory located in the state of Minas Gerais, using standard industry practices. There has not been sufficient exploration to define a mineral resource based on these drill results and it is uncertain if further exploration will result in additions to the mineral resources.

FINANCIAL REVIEW

During the quarter ended September 30, 2012, the market price of gold (London PM Fix) traded in a range from $1,556 to $1,785 and averaged $1,655 per troy ounce. This was approximately 3% lower than the average price for the quarter ended September 30, 2011. Gold prices were volatile during the quarter and have continued to be influenced by interest rates, uncertainty in the credit and financial markets, political unrest and financial distress in Europe and the Middle East, investment patterns around the world, physical demand and inflation expectations and other global economics factors.

The Company reports its financial statements in US$. However, a significant portion of the Company’s expenses are incurred in either Cdn.$ or R$. The average rates of exchange for the Cdn.$ per US$1.00 for the quarter ended September 30, 2012 and 2011 were 0.99 and 0.98, respectively. The average rates of exchange for the R$ per US$1.00 for the quarter ended September 30, 2012 and 2011 were 2.03 and 1.64, respectively.

12

Summary of Quarterly Results

The following chart summarizes the Company’s quarterly results of operations for the previous eight quarters:

(unaudited)	Three Months Ended
	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec
($ in 000s, except per share amounts)	2012	2012	2012	2011	2011	2011	2011	2010
Net sales	38,412	46,535	50,972	57,398	70,041	60,557	55,140	44,554
Net income (loss)	(21,625)	(16,350)	2,809	(33,661)	(51,272)	15,586	3,724	(9,634)
Basic income (loss) per share	(0.26)	(0.19)	0.03	(0.40)	(0.61)	0.18	0.04	(0.11)
Diluted income (loss) per share	(0.26)	(0.19)	0.03	(0.40)	(0.61)	0.18	0.04	(0.11)

Net sales have trended lower over the previous four quarters due to lower production levels at the Company’s Turmalina and Caeté operations and the shutdown of the Paciência operation.

Summary of Key Operating Results

	Three months ended Sept 30		Nine months ended Sept 30
(unaudited)	2012	2011	2012	2011

($ in 000s, except per share amounts)
Gold sales	$38,412	$70,041	$135,919	$185,739
Ounces sold	23,307	41,390	82,378	121,368
Average sales price $ / ounce	1,648	1,692	1,650	1,530
Gross profit (loss)	5,522	17,716	(3,200)	41,536
Net loss	(21,625)	(51,272)	(35,166)	(31,962)
Basic loss per share	(0.26)	(0.61)	(0.42)	(0.38)
Diluted loss per share	(0.26)	(0.61)	(0.42)	(0.38)
Weighted avg. # of shares outstanding - basic	84,409,648	84,388,909	84,409,648	84,378,791
Weighted avg. # of shares outstanding - diluted	84,409,648	84,388,909	84,409,648	84,378,791

Quarter ended September 30, 2012 Compared to September 30, 2011

Sales for the quarter ended September 30, 2012, decreased $31.6 million or 45% from the quarter ended September 30, 2011, due to lower gold production at Turmalina and Paciência. The number of ounces of gold sold was 23,307 in the quarter ended September 30, 2012, compared to 41,390 ounces in the quarter ended September 30, 2011. The average realized gold price decreased to $1,648 per ounce from $1,692 per ounce in the same quarter in 2011.

The Company reported a gross profit of $5.5 million for the quarter ended September 30, 2012, as compared to a gross profit of $17.7 million for the quarter ended September 30, 2011. The decrease in gross profit from the previous year was primarily due to lower gold production and higher cash operating costs.

Review of Certain Operating Expenses and Other Income and Expenses

	Three months ended Sept 30		Nine months ended Sept 30
	2012	2011	2012	2011
(unaudited)
($ in 000s)
Stock-based compensation expense (recovery)	$327	$4,007	$(2,311)	$946
Administration	5,885	6,044	14,831	16,718
Derivative (gain) loss	(16)	1,219	(130)	805
Conversion option embedded in convertible debt (gain) loss	4,741	27,260	(67,011)	19,420
Foreign exchange loss	734	18,559	5,245	8,944
Interest expense	7,177	7,203	21,377	19,960
Interest income	(617)	(2,854)	(3,039)	(7,186)
Paciência expense	3,126	-	3,126	-
Impairment of Paciência property	-	-	47,692	-

13

Stock-based compensation expense varies depending upon fluctuations in Jaguar’s share price, as well as the timing of the vesting of Jaguar’s stock options, deferred share units (“DSUs”), restricted share units (“RSUs”), and share appreciation rights (“SARs”). During the quarter ended September 30, 2012, the Company issued 1.2 million options to its new President and Chief Executive Officer, and 126,250 options to consultants. In addition, 60,000 DSUs and 50,000 SARs were granted to new directors of the Company. The stock-based compensation expense for the quarter ended September 30, 2012, includes option expense of $319,000, a recovery of $78,000 for RSUs, $63,000 expense for DSUs and $23,000 expense for SARs.

Administrative costs decreased to $5.9 million during the quarter ended September 30, 2012, from $6.0 million during the same period in 2011, a decrease of 3%. Administration costs include legal and accounting costs, costs to maintain offices and personnel, and costs associated with being a publicly-traded company. During this quarter, the Company also incurred costs related to the Turnaround and Restructuring Plan.

The Company recognized realized gains of $39,000 and $40,000 for the quarter and nine months ended September 30, 2012, respectively on forward foreign exchange contracts versus a realized loss of $129,000 for the quarter ended September 30, 2011, and a realized gain of $450,000 for the nine months ended September 30, 2011.  The Company also recognized an unrealized loss of $23,000 for the three months ended September 30, 2012, (unrealized loss of $1.1 million for the quarter ended September 30, 2011) and an unrealized gain of $90,000 for the nine months ended September 30, 2012, (unrealized loss of 1.1 million for the nine months ended September 30, 2011).  The closing price of the US$ strengthened against the R$ from 1.85 at September 30, 2011, to 2.03 at September 30, 2012 (see Risk Management Policies – Hedging).

The conversion option component embedded in the 4.5% convertible notes and the 5.5% convertible notes is treated as a derivative liability and recorded at fair value using the Crank-Nicolson valuation model. The valuation model requires inputs, such as the Company’s common share price, volatility and credit spread. The change in fair value is a non-cash item which is recorded in the statement of operations and comprehensive loss. During the quarter ended September 30, 2012, a loss of $4.7 million was recognized as compared to a loss of $27.3 million during the quarter ended September 30, 2011.

A foreign exchange loss of $734,000 was recognized during the quarter ended September 30, 2012, versus a loss of $18.6 million during the quarter ended September 30, 2011, primarily due to the strengthening of the US$ against the R$. The foreign exchange losses on recoverable taxes assets were offset by foreign exchange gains on reclamation provisions, and deferred tax liabilities. The foreign exchange gains and losses are due to changes in the R$ and Cdn.$ versus the US$.

Interest expense stayed stable at $7.2 million during the quarter ended September 30, 2012, as compared to the quarter ended September 30, 2011. Included in interest expense for the quarter ended September 30, 2012, is $3.5 million of non-cash interest expense relating to the amortization of the discounts on the convertible notes (quarter ended September 30, 2011 - $3.3 million). During February 2011, the Company issued $103.5 million of unsecured convertible notes which bear interest at a rate of 5.5 percent per annum, payable semi-annually in arrears on March 31 and September 30 of each year, beginning on September 30, 2011, and maturing on March 31, 2016.

Interest income decreased to $617,000 during the quarter ended September 30, 2012, from $2.9 million during the quarter ended September 30, 2011. Interest income was earned on deposits held in banks in Canada, the United States and Brazil.

The $3.1 million Paciência expense includes approximately $2.1 million of costs associated with temporarily winding down its operations. These costs include severance costs and labor and services on site to prepare the mine for temporary closure. Also included are on-going care and maintenance costs of $1 million relating to the plant and mine.

The Company incurred an impairment charge of $47.7 million relating to the Paciência operation during the quarter ended June 30, 2012.

14

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights

($ in 000s)

	Three months ended Sept 30		Nine months ended Sept 30
(unaudited)	2012	2011	2012	2011
Operating activities	$(2,600)	$29,979	$(8,169)	$71,030
Financing activities	(3,724)	(5,005)	(7,646)	81,704
Investing activities	(7,567)	(33,882)	(44,861)	(80,094)
Effect of foreign exchange on non-US$ denominated cash and cash equivalents	1,938	(14,767)	6,192	(10,138)
Increase (decrease) in cash for the period	(11,953)	(23,675)	(54,484)	62,502
Beginning cash balance	31,944	125,400	74,475	39,223
Ending cash balance[1]	$19,991	$101,725	$19,991	$101,725

1Cash balance excludes $409,000 of restricted cash on September 30, 2012 and $909,000 on September 30, 2011.

As at September 30, 2012 and December 31, 2011, the Company had cash and cash equivalents of $19.9 million and $74.5 million, respectively.

Cash flow from operating activities consumed $2.6 million of cash during the quarter ended September 30, 2012, as compared to $30.0 million generated during the quarter ended September 30, 2011.

Cash flow from financing activities consumed $3.7 million of cash during the quarter ended September 30, 2012, and $5.0 million during the quarter ended September 30, 2011.

Investing activities consumed $7.6 million of cash during the quarter ended September 30, 2012, compared to $33.9 million for the quarter ended September 30, 2011. The funds were primarily used for underground development, equipment improvement and replacement throughout the Company’s Southern operations and exploration and pre-development at Gurupi.

The effect of foreign exchange on non-US$ denominated cash and cash equivalents was a $1.9 million gain during the quarter ended September 30, 2012, compared to a $14.8 million loss during the quarter ended September 30, 2011. This reflects the changes of the R$ and Cdn.$ versus the US$ during the respective periods.

Cash Requirements – Capital Spending Program

($ in 000s)

	Three months ended Sept 30, 2012	Nine months ended Sept 30, 2012	Remainder of 2012	Estimate for 2012
Turmalina	$3,395	$12,363	$5,222	$17,585
Paciência	-	12,525	-	12,525
Caeté	4,846	17,071	6,223	23,294
Gurupi Project	463	6,166	416	6,582
Other spending	84	1,786	1,024	2,810
Total capital spending	$8,788	$49,911	$12,885	$62,797

The Company intends to continue to actively and closely monitor its cash position and manage its working capital over the coming months as the Restructuring and Turnaround Plan is implemented. The Company has been exploring, and will continue to consider all of its options to maintain and raise capital when, and as needed, including selling assets or raising capital through debt or equity offerings.

15

Total Capital Spending

($ in 000s)

	Three months ended Sept 30, 2012	Nine months ended Sept 30, 2012
Capital spending - excluding exploration	$8,481	$46,283
Capital spending - exploration	307	3,628
Total capital spending	$8,788	$49,911
Amount paid in cash	7,754	45,730
Amount paid with tax credits	1,034	4,181
Total capital spending	$8,788	$49,911

The primary use of capital during the quarter ended September 30, 2012, was sustaining capital to maintain existing operations.

Contractual Obligations

The Company’s contractual obligations as of September 30, 2012 are summarized below.

Contractual Obligations	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Financial liabilities
Notes payable
Principal	$28,748	$172,236	$103,500	$-	$304,484
Interest	13,882	22,546	2,862	-	39,290
	$42,630	$194,782	$106,362	$-	$343,774
Operating lease agreements	$204	$-	$-	$-	$204
Suppliers agreements
Mine operations[1]	4,906	-	-	-	4,906
Reclamation provisions[2]	2,710	4,083	4,825	13,645	25,263
	$7,820	$4,083	$4,825	$13,645	$30,373
Total	$50,450	$198,865	$111,187	$13,645	$374,147

1.	The Company has the right to cancel the mine operations contracts with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.
2.	Reclamation provisions are not adjusted for inflation and are not discounted.

Balance Sheet Highlights

($ in 000s)

	September 30, 2012	December 31, 2011
Current assets	$68,664	$134,076
Long-term assets	$499,498	$526,590
Total assets	$568,162	$660,666

Current liabilities	$87,647	$87,249
Long-term liabilities	$277,553	$335,608
Total liabilities	$365,200	$422,857

Working capital decreased by $65.8 million from $46.8 million at December 31, 2011 to ($19.0) million at September 30, 2012. During the nine months ended September 30, 2012, the Company invested $49.9 million for capital expenditures (see Total Capital Spending during the period). The Company plans to close on a $30 million standby credit facility during the fourth quarter of 2012 (See Renvest Credit Facility).

16

Risk Management Policies – Hedging

Forward Foreign Exchange Contracts – Derivative Financial Instruments

The Company manages its exposure to changes in foreign exchange rates through the use of forward foreign exchange contracts to hedge certain future transactions denominated in foreign currencies. The Company hedges anticipated but not yet committed foreign currency transactions when they are probable and the significant characteristics and expected terms are identified.

As of September 30, 2012, the Company had the following forward foreign exchange contracts outstanding:

Settlement Date	Amount in US$ (000s)	Amount in R$ (000s)
31-Oct-12	$1,000	$2,096
30-Nov-12	1,000	2,104
31-Dec-12	1,000	2,112
	$3,000	$6,312

The Statement of Operations and Comprehensive Loss includes the following amounts of unrealized and realized gains or losses on foreign exchange derivatives ($ in 000s):

	Three Months Ended Sept 30		Nine Months Ended Sept 30
	2012	2011	2012	2011
Unrealized (gain) loss	$23	$1,090	$(90)	$1,061
Realized (gain) loss	(39)	129	(40)	(450)
Total	$(16)	$1,219	$(130)	$611

The forward exchange contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits. The Company closely monitors exchange rates and, as deemed appropriate by management, will continue to enter into forward currency contracts with the aim of minimizing the impact of adverse changes of the R$ and US$ relationship.

The Company is exposed to credit-related losses in the event of non-performance by two major international financial institutions handling the derivative financial instruments, but does not expect these highly rated counterparties to fail to meet their obligations.

Hedge accounting is not applied to these derivative financial instruments. The unrealized gains and losses are recognized in the operating income of the Company and are primarily a result of the difference between the spot price of the R$ and the forward currency contract price as at the balance sheet date.

Subsequent to September 30, 2012, the Company purchased $19.0 million additional foreign exchange contracts for R$ at a weighted average rate of 2.06 maturing from October 31, 2012 to April 30, 2013.

Commodity Sales Contracts

Subsequent to September 30, 2012, the Company purchased gold forward sales contracts to sell 7,900 ounces of gold during the fourth quarter of 2012 at $1,775 per ounce.

17

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet investment or debt arrangements.

INCOME TAXES

The Company recorded an income tax expense of $705,000 for the quarter ended September 30, 2012, compared to an income tax expense of $6.6 million for the quarter ended September 30, 2011. The income tax provision reflects a current income tax expense of $303,000 and a deferred income tax expense of $402,000. This compares to a current income tax expense of $924,000 and a deferred income tax expense of $5.6 million for the quarter ended September 30, 2011. The income tax expense of $705,000 for the quarter ended September 30, 2012, reflects the deferred tax impact of the strengthening of the US$ relative to R$ during the quarter and the withholding of taxes on inter-company debt interest.

The Consolidated Balance Sheet reflects a current tax liability of $18.0 million as of September 30, 2012, and $19.0 million as of December 31, 2011. It also reflects a deferred income tax liability of $10.9 million as of September 30, 2012, and $8.6 million as of December 31, 2011.

The income tax provision is subject to a number of factors, including the allocation of income between different countries, different tax rates in the various jurisdictions, the non-recognition of tax assets, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

The Company has approximately $68.4 million of tax losses available for carryforward in Canada and $99.5 million of tax losses available for carryforward in Brazil, which can be carried forward indefinitely. However, only 30% of taxable income in Brazil in one year can be applied against the loss carryforward balance.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Certain estimates, such as those related to the valuation of mineral exploration projects, recoverable taxes, deferred tax assets and liabilities, reclamation provision, derivatives, option component of convertible notes, liabilities associated with certain long-term incentive plans, measurement of inventory and disclosure of contingent assets and liabilities depend on subjective or complex judgments about matters that may be uncertain. Changes in those estimates could materially impact the Company’s condensed interim consolidated financial statements.

The judgments that management has applied in the application of accounting policies and related estimates that have the most significant effect on the amounts recognized are discussed in Note 2(d) of the Company’s December 31, 2011 annual consolidated financial statements which are available on SEDAR and EDGAR.

18

NON-IFRS PERFORMANCE MEASURES

The Company has included the non-IFRS performance measures cash operating margin per ounce of gold, cash operating cost per tonne processed and cash operating cost per ounce processed in this document. These non-IFRS performance measures do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. More specifically, management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide (a) a measure of the mine’s cash margin per tonne/ounce, by comparison of the cash operating costs per tonne/ounce to the price of gold; (b) the trend in costs as the mine matures; and (c) an internal benchmark of performance to allow for comparison against other mines. The definitions for these performance measures and reconciliation of the non-IFRS measures to reported IFRS measures are as follows:

Cash Operating Margin Per Ounce of Gold
	Three months ended Sep 30		Nine months ended Sep 30
	2012	2011	2012	2011
Average sales price per oz of gold	$1,648	$1,692	$1,650	$1,530
less
Cash operating cost per oz of gold produced	963	886	1,126	804
equals
Cash operating margin per oz of gold	$685	$806	$524	$726

19

Summary of Cash Operating Cost per Tonne Processed
	Three months ended	Nine Months ended
	September 30, 2012	September 30, 2012
Production costs per statement of operations[1]	$22,417,000	$93,801,000
Change in inventory [2]	(239,000)	(3,345,800)
Operational cost of gold produced [3]	22,178,000	90,455,200
divided by
Tonnes processed	285,000	1,082,000
equals
Cost per tonne processed	$77.80	$83.60

Turmalina Plant Cash Operating Cost per Tonne Processed
	Three months ended	Nine Months ended
	September 30, 2012	September 30, 2012
Production costs	$9,185,000	$35,123,000
Change in inventory [2]	(37,000)	(1,166,500)
Operational cost of gold produced [3]	9,148,000	33,956,500
divided by
Tonnes processed	115,000	427,000
equals
Cost per tonne processed	$79.60	$79.50

Paciência Plant Cash Operating Cost per Tonne Processed
	Three months ended	Nine Months ended
	September 30, 2012	September 30, 2012
Production costs	$-	$17,495,000
Change in inventory [2]	-	(1,804,000)
Operational cost of gold produced [3]	-	15,691,000
divided by
Tonnes processed	-	170,000
equals
Cost per tonne processed	$-	$92.30

Caeté Plant Cash Operating Cost per Tonne Processed
	Three months ended	Nine Months ended
	September 30, 2012	September 30, 2012
Production costs	$13,232,000	$41,183,000
Change in inventory [2]	(202,000)	(375,300)
Operational cost of gold produced [3]	13,030,000	40,807,700
divided by
Tonnes processed	170,000	485,000
equals
Cost per tonne processed	$76.70	$84.10

20

Summary of Cash Operating Cost per Ounce of Gold Produced
	Three months ended	Nine Months ended
	September 30, 2012	September 30, 2012
Production costs per statement of operations[1]	$22,417,000	$93,801,000
Change in inventory [2]	(234,874)	(2,421,287)
Operational cost of gold produced [3]	22,182,126	91,379,713
divided by
Gold produced (oz)	23,026	81,146
equals
Cost per oz of gold produced	$963	$1,126

Turmalina Plant Cash Operating Cost per Ounce Produced
	Three months ended	Nine Months ended
	September 30, 2012	September 30, 2012
Production costs	$9,185,000	$35,123,000
Change in inventory [2]	(81,674)	(840,124)
Operational cost of gold produced [3]	9,103,326	34,282,876
divided by
Gold produced (oz)	9,186	29,634
equals
Cost per oz of gold produced	$991	$1,157

Paciência Plant Cash Operating Cost per Ounce Produced
	Three months ended	Nine Months ended
	September 30, 2012	September 30, 2012
Production costs	$-	$17,495,000
Change in inventory [2]		(2,155,139)
Operational cost of gold produced [3]	-	15,339,861
divided by
Gold produced (oz)	-	9,987
equals
Cost per oz of gold produced	$-	$1,536

Caeté Plant Cash Operating Cost per Ounce Produced
	Three months ended	Nine Months ended
	September 30, 2012	September 30, 2012
Production costs	$13,232,000	$41,183,000
Change in inventory [2]	(153,200)	573,976
Operational cost of gold produced [3]	13,078,800	41,756,976
divided by
Gold produced (oz)	13,840	41,525
equals
Cost per oz of gold produced	$945	$1,006

1 Production costs do not include cost of goods sold adjustment of approximately $1.9 million, royalties of $521,000 and CFEM tax of $375,000 for the three months ended September 30, 2012. Production costs do not include cost of goods sold adjustment of approximately $10.2 million, royalties of $2.6 million and CFEM tax of $1.3 million for the nine months ended September 30, 2012. The cost of goods sold adjustment includes an inventory write-down recovery of $570,000, Paciência costs of $852,000 and an expense of $1.7 million of idle capacity for the three months ended September 30, 2012.  The cost of goods sold adjustment includes an inventory write-down recovery of $2.2 million, Paciência costs of $852,000 and an expense of $7.8 million of idle capacity for the nine months ended September 30, 2012.

2 Under the Company’s revenue recognition policy, revenue is recognized when legal title passes. Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.

3 The basis for calculating cost per ounce produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.

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DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining a system of disclosure control and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There have been no changes during the quarter ended September 30, 2012 that, in management’s view, would have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.

OUTSTANDING SHARE DATA

The Company’s common shares are listed on the TSX and the NYSE. As of November 8, 2012, the Company has 84,409,648 issued and outstanding common shares, as well as 3,851,250 stock options outstanding. In addition, the Company has convertible notes, which upon conversion, a maximum of 26,649,785 shares would be issued (see Note 10(c) and (d) to the annual financial statements).

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CORPORATE DIRECTORY

Jaguar is incorporated under the laws of Ontario.

BOARD OF DIRECTORS	REGISTERED OFFICE

Andrew C. Burns[1,3]	100 King Street West, Suite 4400
Gil Clausen[1,2,4]	1 First Canadian Place
Richard Falconer[2,3], Chairman	Toronto, Ontario M5X 1B1 - Canada
Anthony F. Griffiths[1,2]
Frederick W. Hermann[4]	AUDITORS
Luis Ricardo Miraglia[3,4]
David M. Petroff	KPMG LLP
Toronto, Ontario
1. Audit Committee	Belo Horizonte, Brazil
2. Compensation Committee
3. Corporate Governance Committee	LEGAL COUNSEL
4. Health, Safety and Environmental Committee
Davies Ward Phillips & Vineberg LLP
OFFICERS	Toronto, Ontario
New York, New York
David M. Petroff
President and Chief Executive Officer	Azevedo Sette Advogados
Belo Horizonte, Brazil
James M. Roller
Chief Financial Officer & Treasurer	BANKS

Álvaro S. Xavier Brandão	Bank of America
Senior Vice President of Operations	Boston, Massachusetts

Marcela Castro	HSBC
Vice President of Treasury Management	Toronto, Ontario

PRINCIPAL EXECUTIVE OFFICE	Royal Bank of Canada
Toronto, Ontario
Rua Levindo Lopes 323 - Funcionários
CEP 30140-170 - Belo Horizonte – Brazil	STOCK TRANSFER AGENT
E-mail: info@jaguarmining.com
Website: www.jaguarmining.com	Computershare Investor Services Inc.
100 University Avenue, 9th Floor
ADMINISTRATIVE OFFICE	Toronto, ON M5J 2Y1
Phone: 1-800-564-6253
122 North Main Street, 2nd Floor	Fax: 1-866-249-7775
Concord, NH 03301 - USA	Email: service@computershare.com
Phone: (603) 410-4888
Fax: (603) 224-6143	EXCHANGE LISTINGS

TSX/NYSE: “JAG”

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